SUB-ITEM 77D(e)


   Western Asset Municipal High Income Fund Inc. (NYSE: MHF)


The Fund hereby adopted the following non-fundamental investment policy with regard to investment in securities of other investment companies. The Fund will not invest in securities of other investment companies in an amount exceeding the limitations set forth in the Investment
 Company Act of 1940 and the rules thereunder, except as part of a merger, consolidation or other acquisition.
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